Filed by Geac Computer Corporation Limited
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934
Subject Company: Extensity, Inc.
Commission File No.: 000-28897

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Geac Computer Corporation Limited and Extensity, Inc. is filed.

Geac plans to file a registration statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity expects to mail a proxy statement/prospectus to its stockholders in connection with the merger. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Geac with the United States Securities and Exchange Commission by requesting them in writing from Geac, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada, Attention: Investor Relations, or by telephone at (416) 815.0700.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.

* * *

On September 4, 2002, Geac issued the following press release:

News Release

GEAC ANNOUNCES FISCAL 2003 FIRST QUARTER RESULTS

- Company’s results in line with guidance -

Markham, ON — September 4, 2002 — Geac Computer Corporation Limited (TSX: GAC), a leading provider of enterprise software and systems, today announced its fiscal 2003 first quarter financial results for the three- month period ended July 31, 2002.

Highlights of the quarter included:

•	Revenue of $155.1 million and net income of $16.2 million, in line with previous guidance;

•	Operating expenses declined 16.4%;

•	Net income as a percentage of revenue was 10.4%, compared with 9.5% in the same period last year;

•	Company adds new enterprise application customers in the quarter, as System 21 ERP suite is selected by Ghim Li Holdings, ZPC Mieszko, Mitsubishi Fuso Trucks and Bridgford Foods; and,

•	Continued strengthening of the senior management team with the addition of Jim Travers as Senior Vice President & President of the Americas.

“Geac continues to meet the goals set forth in the second half of fiscal year 2002 to strategically transform its business and technologies to meet the requirements of new and existing customers. As outlined at year-end, central to this transformation would be a series of targeted technology and customer acquisitions in growth software market segments. In addition to the many highlights outlined above, we are pleased to have signed an agreement to acquire Extensity, a leading financial management software company based in California. Notably, these corporate successes have all been achieved while maintaining a steadfast commitment to our financial management goals,” said Paul D. Birch, President and CEO of Geac. “With another set of positive quarterly results and continued corporate and market development in the quarter, Geac is clearly defining its growth path by moving into new markets and by continuing to find ways to expand its sales opportunities through technology extensions and new customer acquisition.”

Financial Results

Revenue for the first quarter of FY 2003, ended July 31, 2002, was $155.1 million, compared to $179.6 million in the corresponding period in FY 2002. Excluding revenue attributable to the Company’s former publishing software business, which was sold on August 9, 2001, total revenue declined by $19.1 million, or 11.0%, from $174.2 million in the first quarter of FY 2002.

Software license revenue, excluding revenue attributable to the publishing software business, declined by $5.4 million, or 28.4%, and support and services revenue declined by $17.9 million, or 12.3%. These declines were partially offset by a $4.2 million increase in revenue from the sale of computer hardware. This performance is consistent with Management’s expectations and in- line with the Company’s previously stated FY 2003 guidance.

Net income was $16.2 million, or $0.20 per diluted share, compared to $17.0 million, or $0.27 per diluted share, in the same period of the prior fiscal year. Net income as a percentage of revenue was 10.4% in the first quarter of FY 2003, an improvement from 9.5% in the first quarter of FY 2002.

Geac reduced its cost of revenues by $7.8 million, or 9.9%, from $79.3 million in the first quarter of FY 2002 to $71.5 million in the first qua rter of FY 2003. Gross profit margin declined 1.9 percentage points from 55.8% in the first quarter of FY 2002 to 53.9% in the first quarter of FY 2003, reflecting an increase in lower margin hardware revenue, a decrease in license software sales, and a decline in the amount of higher margin support and services revenue.

Total operating expenses in the quarter were $59.9 million, a reduction of $11.7 million, or 16.4%, as compared to the corresponding period in the prior year. These cost savings were realized through reductions in general and administrative, sales and marketing, and product development expenses. As a result, operating expenses as a percentage of revenues improved from 39.9% in the first quarter of FY 2002 to 38.6% in the first quarter of FY 2003, reflecting the Company’s ongoing success in implementing cost-control initiatives.

At July 31, 2002, cash and cash equivalents totalled $73.8 million, compared to $115.7 million at April 30, 2002. The Company’s decline in cash resulted primarily from the payment of $44.4 million in accounts payable and accrued liabilities during the first quarter.

“As we had anticipated, during the quarter we incurred a $19.1 million cash expenditure associated with prior year restructuring charges,” said Arthur Gitajn, CFO of Geac. “Our restructuring efforts, which have streamlined operations and reduced the size of our workforce, are expected to result in significant savings of approximately $70 million in FY 2003, and $86 million in FY 2004 and annually thereafter.”

Other key components of the reduction in cash balance during the first quarter include $7.4 million for accrued bonuses, commissions and other payroll costs; $4.3 million for professional fees; $2.5 million for sales and property taxes; and $11.1 million in other trade payables.

Successful sales initiatives during the quarter saw the addition of a number of new enterprise application customers for the Company’s System 21 ERP product suite, including Ghim Li Holdings Co. Pte Ltd., ZPC Mieszko, Mitsubishi Fuso Trucks of America Inc., and Bridgford Foods Corporation. Geac’s Enterprise Solutions were selected because of their unique features, which enabled these international clients to streamline their business processes throughout their organizations and across multiple platforms.

Subsequent Events

Subsequent to the end of the first quarter, Geac announced that it has entered into a definitive merger agreement to acquire Extensity, Inc. (Nasdaq: EXTN), a leading provider of solutions to automate employee-based financial processes. The acquisition, which is subject to regulatory and shareholder approval, follows a strategic alliance agreement signed by both companies in June of 2002 and will significantly enhance Geac’s suite of financial management solutions. Further details of the transaction can be found in Geac’s press release, “Geac to Acquire Extensity”, dated August 26, 2002.

Also subsequent to the end of the first quarter, Geac announced it has entered into an agreement to acquire the IBM e-Server iSeries software assets and employee base of EBC Informatique, a European hardware and software solutions provider. The acquisition will significantly expand Geac’s dominance in France’s financial management solutions market and will deliver new service and support offerings to customers throughout the region. Further details of the transaction can be found in Geac’s press release, “Geac Acquires Midrange Software Business of EBC Informatique”, dated August 29, 2002.

“With the acquisitions made subsequent to the end of the first quarter, we believe that Geac has now begun to deliver on the next phase of its revitalized business strategy. Over the past year we have delivered on our milestones by paying down debt to strengthen our balance sheet, returning the Company to profitability and strengthening our management team. With these achievements in place, we are a flatter, more nimble organization well positioned to aggressively pursue and integrate acquisition opportunities. As part of our ongoing growth plan we will utilize the technology acquired in these transactions to lever our large international installed base to drive incremental revenue from our enterprise customers, while continuing our ongoing pursuit of other innovative applications,” added Mr. Birch.

Fiscal Year 2003 Guidance

The Company reiterates its revenue and earnings guidance previously announced in its FY 2002 fourth quarter and year-end release. For FY 2003, earnings per diluted share are anticipated to increase to between $0.70 and $0.75, excluding acquisitions. In analyzing its financial plan for FY 2003, the Company continues to scale its business to achieve improved profitability. Therefore, in developing the revenue estimates for FY 2003, Geac has taken into account several factors, including: the continuing recession in IT spending, normal attrition in its maintenance revenue stream, pricing pressure in the Company’s Interealty business as it moves to an Internet-based model, reduction of professional services revenues associated with Euro conversion, and the strengthening Canadian dollar. The Company anticipates FY 2003 revenues to be approximately $600 million.

Conference Call Notice

Geac will host a conference call Thursday, September 5, 2002 at 8:00 am (ET) to discuss its first quarter results. The dial- in number for the conference call is 416.405.9328 or 1.800.387.6216. A rebroadcast will be available for 7 days following the call at 416.695.5800 or 1.800.408.3053, reference number 1239319.

The call will be audio-cast live and archived for 90 days at www.geac.com.

About Geac

Geac Computer Corporation Limited (TSX: GAC) headquartered in Markham, Canada, is a global provider of business-critical software and systems solutions. Geac solutions include cross-industry enterprise business applications for financial administration and human resources functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. Geac also provides industry applications to the real estate, restaurant, property, and construction marketplaces, as well as a wide range of applications for libraries, government administration and public safety agencies. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

This press release contains forward- looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward- looking statements. Risks and uncertainties about the business of Geac is more fully discussed in Management’s Discussion and Analysis published in the Company’s annual report.

Contact Information:
Geac Computer Corporation Limited	Geac Computer Corporation Limited
Paul Birch	Arthur Gitajn
President & CEO	Chief Financial Officer
Tel: 905.475.0525 x3246	Tel: 905.475.0525 x3314
Email: p.birch@geac.com	Email: a.gitajn@geac.com

Dave Mason or Bruce Wigle
Investor Relations
The Equicom Group Inc.
Tel: 416.815.0700
dmason@equicomgroup.com
bwigle@equicomgroup.com

Geac Computer Corporation Ltd.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

	Unaudited	Audited
	July 31, 2002	April 30, 2002

Assets
Current assets:
Cash and cash equivalents	$73,792	$115,669
Accounts receivable and other	74,964	79,430
Unbilled receivables	8,391	7,607
Future income taxes	15,216	20,508
Inventory	2,879	2,119
Prepaid expenses	26,566	21,016

	201,808	246,349
Future income taxes	58,383	58,073
Property, plant and equipment	46,786	47,679
Goodwill	128,302	126,867
Intangible assets	—	424

	$435,279	$479,392

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$136,593	$170,309
Income taxes payable	40,590	44,596
Current portion of long-term debt	2,567	1,987
Deferred revenue	171,139	188,364

	350,889	405,256
Deferred revenue	9,198	10,679
Long-term debt	9,759	9,954

	369,846	425,889

Shareholders’ Equity (Deficiency)
Share capital (note 3)	154,430	154,420
Purchase warrants	1,750	1,750
Deficit (note 1)	(80,508)	(96,673)
Cumulative foreign exchange translation adjustment (note 1)	(10,239)	(5,994)

	65,433	53,503

	$435,279	$479,392

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Ltd.
Consolidated Statements of Operations
(Unaudited)

(In thousands of Canadian dollars, except	Three months ended July 31
share and per share data)	2002	2001

Revenues
Software	$13,596	$20,012
Support and services	127,198	149,359
Hardware	14,345	10,184

Total revenues	155,139	179,555

Cost of revenues
Software	2,465	2,002
Support and services	56,253	69,280
Hardware	12,828	8,083

Total cost of revenues	71,546	79,365

Gross Profit	83,593	100,190

Operating expenses
Sales and marketing	22,786	23,813
Product development	16,700	24,645
General and administrative	20,002	22,770
Amortization of intangible assets	435	423

	59,923	71,651

Income from operations	23,670	28,539

Interest income	439	463
Interest expense	(208)	(769)
Other income (expense), net (note 1)	2,169	(273)

	2,400	(579)

Income before income taxes	26,070	27,960

Income taxes	9,905	10,979

Net income for the period	$16,165	$16,981

Basic net income per share	$0.21	$0.27
Diluted net income per share	$0.20	$0.27
Weighted average number of common shares outstanding (000’s)
Basic	78,146	62,031
Diluted	80,436	63,088

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Ltd.
Consolidated Statement of Shareholders’ Equity (Deficiency)
(In thousands of Canadian dollars, except share data)

						Cumulative
						foreign	Total
	Share capital				Retained	exchange	shareholders’
			Special	Purchase	earnings	translation	equity
	Shares	Amount	warrants	warrants	(deficit)	adjustment	(deficiency)
	(000's)	$	$	$	$	$	$

Audited Balance — April 30, 2001	62,031	113,113	—	—	(140,960)	(8,132)	(35,979)
Issued for cash	6,114	25,172	17,885	—	—	—	43,057
Exercise of special warrants	10,000	16,135	(17,885)	1,750	—	—	—
Adoption of new accounting pronouncements (note 1)	—	—	—	—	(8,260)	—	(8,260)
Net income (note 1)	—	—	—	—	52,547	—	52,547
Foreign exchange translation adjustment	—	—	—	—	—	2,138	2,138
(note 1)
Audited Balance — April 30, 2002	78,145	154,420	—	1,750	(96,673)	(5,994)	53,503
Issued for cash	3	10	—	—	—	—	10
Net income for the period	—	—	—	—	16,165	—	16,165
Foreign exchange translation adjustment	—	—	—	—	—	(4,245)	(4,245)

Unaudited Balance — July 31, 2002	78,148	154,430	—	1,750	(80,508)	(10,239)	65,433

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Ltd.
Consolidated Statements of Cash Flows
(Unaudited)

(In thousands of Canadian dollars)	Three months ended July 31
	2002	2001

Cash provided by (used in)
Operating activities
Net income for the period	$16,165	$16,981
Adjusted for items not involving cash:
Amortization of intangible assets	435	423
Amortization of property, plant and equipment	3,464	4,903
Future income tax expense (recovery)	7,160	3,812
Other	222	209

	27,446	26,328

Changes in non-cash working capital excluding deferred revenue	(44,347)	10,265
Changes in deferred revenue	(25,372)	(30,902)

	(42,273)	5,691

Investing activities
Net additions to property, plant and equipment	(939)	(1,181)

Financing activities
Issue of common shares and special warrants	10	17,944
Decrease in bank indebtedness	—	(18,683)
(Repayment) issue of long-term debt	(670)	4,291

	(660)	3,552

Effect of exchange rate changes on cash and cash equivalents	1,995	(432)

Cash and cash equivalents
Net (decrease) increase in cash and cash equivalents	(41,877)	7,630
Cash and cash equivalents — beginning of the period	115,669	36,210
Cash and cash equivalents — end of the period	$73,792	$43,840

See accompanying notes to the interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Geac Computer Corporation Ltd.
Notes to Consolidated Financial Statements
 (Unaudited)
Unless otherwise stated, amounts are in thousands of Canadian dollars except per share amounts.

1. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 2 to the consolidated financial statements for the year ended April 30, 2002, except as noted below. These interim consolidated financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended April 30, 2002 in the 2002 Annual Report.

Effective May 1, 2002, the Company adopted retroactively the revised recommendations of The Canadian Institute of Chartered Accountants Handbook Section 1650 “Foreign Currency Translation” (CICA 1650), and accordingly eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the retroactive restatement, other assets decreased by $746, opening deficit increased by $8,260 and cumulative foreign exchange translation adjustment increased by $7,767 as of July 31, 2001. The net income for the three months ended July 31, 2001 decreased by $253. As of April 30, 2002, the retroactive adoption of CICA 1650 resulted in an increase to opening deficit of $8,260, an increase of $7,558 in cumulative foreign exchange translation adjustment and an increase of $702 in net income for the fiscal year 2002.

Effective May 1, 2002, the Company adopted new recommendations for accounting for stock options. The Company has elected not to use the fair value method of accounting for stock options granted to employees and continues to apply the same policy as in prior years. Hence the new recommendations have had no effect on the balance sheet, nor to the net income of the Company. The Company has presented the required disclosures under the new accounting standard in note 2 to the interim financial statements.

2. STOCK-BASED COMPENSATION

     Effective May 1, 2002, the Company prospectively adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (CICA 3870). The Company elected not to adopt the fair value method of accounting for stock options plan and stock ownership plan, as permitted under CICA 3870.

The Company has a stock option plan and a stock ownership plan (Employee Stock Purchase Plan or ESPP) as described in note 13 to the consolidated financial statements in the 2002 Annual Report. On June 20, 2002, the Company issued 600,000 stock options to employees at an exercise price of $4.36. These options vest over a period of 3 years. The stock options granted to employees during the first quarter of fiscal year 2003 were granted at a price above the market value of the shares at the date of grant. Had the Company recorded compensation expense based on the fair value of the options at the grant date and shares issued under ESPP, results would have been as follows:

Three months ended July 31
2002
(unaudited)

Net income
As reported	$16,165
Pro forma	16,117

Basic net income per share
As reported	$0.21
Pro forma	0.21

Diluted net income per share
As reported	$0.20

Pro forma	0.20

For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. The pro forma disclosure excludes the effect of options granted before the adoption of CICA 3870.

Geac Computer Corporation Ltd.
Notes to Consolidated Financial Statements
 (Unaudited)
Unless otherwise stated, amounts are in thousands of Canadian dollars except per share amounts.

The weighted average estimated fair value at the date of grant for employee options granted during the first quarter of fiscal year 2003 was $2.97 per share. If the Company had adopted the fair value method, the total amount of compensation expense in the first quarter of fiscal year 2003 for newly granted stock options would be approximately $30 after tax. The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate: 5.05%
Expected life: 7 years
Estimated volatility in the market price of the common shares: 77.72%
Dividend yield: Nil

The weighted average estimated fair value at the issue date for shares issued under the ESPP for the quarter ended July 31, 2002 was $1.39 per share. If the Company had adopted the fair value method, the total amount of compensation expense for shares issued under ESPP for the first quarter of fiscal year 2003 would be approximately $18. The fair value of each share issued was estimated on the date of issue using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

Risk-free interest rate: 2.41%
Expected life: 3 months
Estimated volatility in the market price of the common shares: 78.34%
Dividend yield: Nil

     CICA 3870 requires additional disclosures of the Company’s stock-based compensation plans, which have already been provided in note 13, Share Capital, in the 2002 Annual Report. There are no material updates to these disclosures as at July 31, 2002.

3. SHARE CAPITAL

The number of shares outstanding as of July 31, 2002 was 78,148,358.

4. SEGMENTED INFORMATION

The Company operates the following business segments, which have been segregated, based on product offerings reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offers software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution and supply chain management.

Industry-S specific Applications (ISA) products include industry-specific business applications for the real estate, hospitality, property management and construction marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

Geac Computer Corporation Ltd.
Notes to Consolidated Financial Statements
 (Unaudited)
Unless otherwise stated, amounts are in thousands of Canadian dollars except per share amounts.

	Three months ended July 31, 2002

	EAS	ISA	Total

Revenues
Software	$11,034	2,562	13,596
Support and services	93,932	33,266	127,198
Hardware	11,999	2,346	14,345

Total revenues	116,965	38,174	155,139

Segment contribution	$23,259	2,179	25,438

	Three months ended July 31, 2001

	EAS	ISA	Total

Revenues
Software	$12,991	7,021	20,012
Support and services	108,290	41,069	149,359
Hardware	7,350	2,834	10,184

Total revenues	128,631	50,924	179,555

Segment contribution	$32,856	3,485	36,341

Reconciliation of segment contribution to income (loss) before income taxes

	Three months ended July 31

	2002	2001

Segment contribution	$25,438	$36,341
Corporate expenses — net of recharges	(1,556)	(7,535)
Amortization of intangible assets	(435)	(423)
Interest expense, net	231	(306)
Investment tax credits	—	200

Foreign Exchange	2,392	(317)

Income before income taxes	$26,070	$27,960

Geac Computer Corporation Ltd.
Notes to Consolidated Financial Statements
 (Unaudited)
Unless otherwise stated, amounts are in thousands of Canadian dollars except per share amounts.

5. SUBSEQUENT EVENTS

Subsequent to the first quarter of fiscal year 2003, the Company entered into a definitive merger agreement to acquire the i-Series software business of EBC Informatique, a European hardware and software solutions provider, headquartered in France. Under the terms of the agreement, the Company will acquire the assets of EBC Informatique related to this business, including customer contracts, intellectual property rights, trademarks and fixed assets. The agreement is intended to be finalized on September 13, 2002. The estimated purchase price is approximately $3,800.

On August 26, 2002, the Company announced that it has entered into a definitive merger agreement to acquire Extensity, Inc. Under the terms of the definitive agreement, Extensity shareholders can elect to receive US$1.75 in cash or 0.627 of a Geac common share for each share of Extensity common stock held. Both the amount of cash and the number of Geac shares included in the transaction could be adjusted, depending on the level of Extensity’s working capital before closing. The total value of the transaction is estimated to be ranging from US$46,000 to US$47,000. The merger is subject to customary closing conditions and is expected to close by December 31, 2002.

6. COMPARATIVE FIGURES

Certain prior year’s comparative figures in the financial statements have been reclassified to conform to the current year’s presentation.